INVESTOR RELATIONS GROUP INC.

LETTER OF AGREEMENT
Dated ; July. 24, 2007

..placeSnsection SnI. Services to be Rendered. The purpose of this letter is to set forth the terms and conditions on which The Investor Relations Croup, Inc. (IRG) agrees to provide InNexus Biotechnology Inc. (the "Company") a comprehensive public relations program, These services may include, but are not limited to: overall management of the public relations program; targeted mailings and phone calls to the media-at-large: assistance with compiling promotional materials; writing and editing news releases and other corporate materials; advice on packaging the Company story: writing pitch letters to and solicitation of the appropriate media and press; syndicated stories; and, daily update reports. For a comprehensive list, see Addendum "A".

Section 2. Fee The Company shall pay to IRG for its services hereunder a maintenance Ice of 7250 per month for a renewable term of 12 months beginning August 1,2007.

Fees are payable on or before the Ist day after the beginning of each month which occurs drain l:.ngagement Period. Unless other arrangements have been made and agreed upon in writing, lack of payment for services rendered by the S`r' of the month will be considered default of this agreement, and IRG shall be entitled to cease all services on behalf of the Company until such time as payment in full of amounts due is made.

Section 3. Expenses_ In addition tt all Other fees payable to IRG hereunder, the Company hereby agrees to reimburse IRO for all reasonable out-of-pocket expenses incurred in connection with the performance of services hereunder. These out-of-pocket expenses shall include, but are not limited to: telephone, photocopying, postage, messenger service, clipping service, information retrieval service, wire services for news releases, monitoring advisory service, and all reasonable meeting expenses including rental of -1M/visual equipment. No individual expenses over $500 will be expended without first notifying the etrmpany. The Company agrees to remit upon the signing of this agreement a cheek for 510.000 to be placed on deposit with IRO and credited to the Company against expenses incurred, on a permanent basis, throughout the program. From time to time, the Company will replenish the expense account as necessary to Maintain a balance of S3,500, The balance of said. deposit is fully refundable. should the program terminate. A running .invoice will be maintained. of all expenses incurred and will be submitted to the Company each Month

Section 4. Intlenani fcatimn. The Company and IR(i agree to defend, indemnify and hold each other ;sfffrliates, stockholders, directors officers, agents, employees, successors and assigns (each an "Indemnified Person") harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, jirdgentents, suits, costs, expenses and disbursements of any kind whatsoever (including, without limitation, reasonable attorneys' fees) arising solely from the Company's or IRG's breach of their obligations, warranties and representations under this Agreement. It is further agreed that the foregoing indemnity shall be in addition to any rights that either party may have at common law or otherwise, including, but not limited to, any right tee ribution.

Section 5. Term of Agreement and Guarantee t f Satisfaction. (a) The engagement ofIRC; under the provisions of this agreement shall continue until notice of termination is received. (b) The Company may terminate IRSs engagement hereunder, with or without cause, immediately at any time during this agreement. Any fees accrued to IRG prior to cancellation will be payable i immediately. (c) IRO may terminate its engagement hereunder, with or without cause. at any time during this agreement. The obligations of the Company under Sections 4 and 6 shall survive termination or breach of this agreement, with or without cause, by either party.

.rton 6. Solicitation of Employees. Fora period commencing two years after the termination of this .pt cement, the Company shall not. directly or indirectly: (i) influence or attempt to influence any employee of IRG to leave its employ; (ii) agree to aid any competitor or customer of IRG in any attempt to hire any person who was employed by IRG within the two year period preceding termination of this Agreement; or (iii) solicit or induce any person who was employed by IRG within the two year period preceding the termination of this Agreement to become employed by the Company. The Company acknowledges that the restrictions in this section are reasonable and necessary for the protection of IRG's business.

Section 7. Severability. In case any provision of this letter agreement shall be invalid, illegal, or unenforceable, the validity, legality and enforceability of the remaining provisions shall not be affected or impaired thereby.

Section 8. Disputes. Any controversy or dispute between the IRG and the Company, including the enforceability of this clause, shall be settled by binding arbitration before a single arbitrator selected mutually by the parties in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association, Expedited Procedures. The governing law of such arbitration shall be as set forth in Section 10. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

Section 9. Consent to Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the State of StateNew York, and the parties hereby consent to the exclusive jurisdiction of the State and Federal Courts, located within the City, County and State of placeStateNew York.

Section 10. Other Services. If the Company desires additional services not included in this agreement, any such additional services shall be covered by a separate agreement between the parties hereto.

Please evidence your acceptance of the provisions of this letter by signing the copy of this letter enclosed herewith and returning it to The Investor Relations Group Inc., 11 Stone Street, 3'h FIoor, New York, NY 10004, Attention: Dian Griesel, Ph.D., President & CEO.

Dian Griesel

Founder, President and CEO

The Investor Relations Group, Inc. ACCEPTED AND AGREED

AS OF THE DATE FIRST ABOVE WRITTEN:

Addendum A:

OUR PUBLIC RELATIONS PROGRAM INCLUDES ALL OF THE

-'OLLOWING :

•

Annual report production: writing and assisting in the selection and hiring of graphic artists, designers and printers for the complete management of the publication

•

Help to develop Boards of Directors

s Corporate related stories placed in trade, regional and national media

•

Coverage of your company with media-at-large

•

Syndication stories and feature feeds to more than 16,000 newspaper and other print editors nationwide

•

Ghost-written/bylined white papers and other high-level trade articles

•

Satellite Media Tours booked in the top 20 placecountry-regionU.S. markets

•

Background materials (B-roll) production for television, cable and trade events

•

Media training - for road shows, public appearances and interviews

•

Profiles written of CEOs and other top company officers

▪

Crisis management plans

•

Many multiples of millions of dollars of advertising equivalency in public relations/media placements

•

Clipping services - to document media coverage

Endnotes

Jeff forhet

President and CEO

InNexus Biotechnology Inc.